CONSENT of AUTHOR

TO:             Toronto Stock Exchange (TSX) and the securities regulatory authorities of each of the provinces and territories of Canada.
AND:                 Platinum Group Metals (RSA) Ltd. (PTM)

I, David B. Gray, BSc, SAC NASP., do hereby consent to the public filing of the report titled Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11, North West Province, Republic of South Africa prepared for PTM dated June 2007 and to extracts from of the Technical Report in the News Release 07-141 that is dated 30th day of April 2007 of Platinum Group Metals (RSA) Ltd.
I also certify that I have read the News Release filed and that it fairly and accurately represents the information in the Technical Report which supports the disclosure in the News Release that triggered the Technical Report.

Signed at Perth, Western Australia, this 20th day of June 2007.

"D Gray"
_________________________________

D Gray
BSc (Geology and Chemistry)
SAC NASP